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                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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     The following is the text of comments delivered by the President of the
CBOT at a meeting of the members of the CBOT on February 28, 2002. This text is available to CBOT members on the CBOT's intranet sites, MemberNet and OnBoard.


                              President's Report
                              ------------------
                 Remarks by President and CEO David J. Vitale
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                     Chicago Board of Trade Annual Meeting
                     -------------------------------------
                               February 28, 2002
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     It is my pleasure to give the president's report on my first anniversary as the Board of Trade's chief executive officer. While Nick has given you a report that covers much of the past year, I would like to briefly add my perspective and then, I and the senior management team would like to focus more of our allotted time on the future and then answer your questions.

     Our objectives for 2001 were 5 fold:

  1.  Improve the operations of the CBOT.
  2. Improve the financial position of the CBOT beyond what the budget called for.
  3.  Pursue the restructure - including resolving the CBOE dispute.
  4.  Set out a technology strategy.
  5.  Create a strategic framework for the future.

     New management, a new business process, and new business disciplines created a better operating environment within which you could conduct your business. My overriding goal both then and today is to make sure the Chicago Board of Trade is operating better on a day-to-day basis at the end of the year than it was at the beginning of the year. Based on the feedback I received from many of you in meetings like this and in my meetings with the members in various trading pits, many of you believe that the exchange in fact is running much better. That is a tribute to the new business practices we have put in place, to the ideas and contributions of many of our members, and to the fine employee team that is committed to improving the level of customer service and to making the exchange a better place.

     New financial disciplines and improved managerial accountability resulted in improved operating profits and a cash balance in excess of $50 million - $30 million higher than budget. In addition, a new pricing strategy for the future was approved overwhelmingly by the membership.

     The CBOE agreement was reached, and we are on the brink of a restructure vote. Existing technology was stabilized, the waters were calmed with Eurex and we have constructed a technology strategy for the future. And finally, we began to build a strategic framework around the themes of market integrity, product innovation and greater flexibility.

     I believe we delivered on nearly all of our objectives and created a strong foundation for our future. So let me turn to that view of that future and summarize our 2002 objectives against that outlook. Then Carol, Bernie and Bill will go into more detail on these plans which have been approved by the Board of Directors.
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     Let me begin by saying that we are in an industry in which the future is a very attractive one. We cannot expect the 35% volume growth that the derivatives exchange industry experienced this past year, but longer term growth trends in excess of 10% are very realistic given the increasing desire of consumers and business to manage risk not only in the U.S. but globally. It is likely that this growth will be biased toward equity and energy products, but interest rate products and other commodity products have attractive growth prospects as well. Adapting to and pursuing product growth opportunities will be a hallmark of successful exchanges, and we are aligning our infrastructure so that the CBOT can become a more product-oriented business and a more successful exchange.

     Technology will continue to have a significant impact on the derivatives markets in multiple ways. Technology will have an influence on product development and the speed of product introduction. It will have a large impact on the distribution of our product as it provides direct access to markets at a lower cost to a greater number of users. Technology will have an impact on the cost and efficiency of exchange operations, lowering the cost to participate and increasing speed and efficiency. It will have an impact on increasing the range of services provided to users. And it will continue to impact the way trades are executed. Successful exchanges will be adept, yet thoughtful, in applying technology in each of these areas, and we are positioning ourselves to do so.

     The future also will be characterized by increasing competition. Regulatory changes and the march of technology provide opportunities for new market entrants and the introduction of competitive products by existing exchanges. Successful exchanges will have to be alert and responsive to these competitive threats.

     The economics of technology and the growth of competition provide a strong economic incentive to consolidation in the industry. Consolidation has already moved rapidly in Europe and is showing signs of movement in Asia and North America. Scale and diversification will ultimately marginalize those exchanges that do not participate in consolidation. Over the long term, the CBOT will have to position itself for consolidation opportunities if it is to thrive.

     Thus, the vision of the future for the CBOT and its members that we see is one of substantial opportunity - but opportunity that will have its challenges with respect to changing product mix, increasing utilization of technology, increasing competition and consolidation. Our plans for 2002 reach for that opportunity by taking on the challenges.

  Our plans in 2002 call for:

  1. Additional improved financial performance over that in 2001 to provide resources for technological investment in our infrastructure.
  2. Completing the restructuring to provide a governance structure that meets the needs of the new competitive environment and provides a vehicle to participate in consolidation as the opportunities present themselves.
  3. Product initiatives that provide new member opportunities and a diversification of our product mix to handle the inevitable cyclicality of markets.

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  4.  Completing negotiations with Eurex to stabilize our long-term electronic strategy.
  5. An infrastructure investment plan to keep the floor and open auction market competitive and to assure our operational reliability.
  6. Managing our real estate holdings to improve the efficiency of utilization and create value for the membership.

  Each of these initiatives is consistent with the vision of the future I have outlined and are being pursued to make the Chicago Board of Trade a winner in that attractive future for the derivatives industry that we envision.

  Carol, Bernie and Bill will now provide some detail on those initiatives and then we will take your questions.


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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